Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Uncle Waithley's Beverage Company Inc.
2082 Frederick Douglass Blvd
New York, NY 10026
https://www.unclewaithleys.com/

Up to $1,069,998.71 in Common Stock at $7.37
Minimum Target Amount: $9,993.72

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Uncle Waithley's Beverage Company Inc.
Address: 2082 Frederick Douglass Blvd, New York, NY 10026
State of Incorporation: DE
Date Incorporated: November 04, 2022

Terms:

Equity

Offering Minimum: $9,993.72 | 1,356 shares of Common Stock
Offering Maximum: $1,069,998.71 | 145,183 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $7.37
Minimum Investment Amount (per investor): $250.58

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Based

• Previous Indiegogo Investors get 2% bonus shares

• Any of our advisors get 2% bonus shares

Time Based:

• **Early Bird Bonus:** Invest within the first week and receive 10% bonus

Amount Based:

• **$250+:** Gift certificate 4 pack + t-shirt

• **$500+:** Gift certificate 12 pack + t-shirt

• **$1000+:** 3 month subscription (three 12-packs) + t-shirt

• **$2500+:** 6 month subscription (six 12-packs) + t-shirt

• **$5000+:** 1 year monthly subscription (twelve 12-packs) + t-shirt

•**$10,000+:** 3% Bonus shares + 1 year monthly subscription (twelve 12-packs) + t-shirt

•**$25,000+:** 5% Bonus shares + 1 year monthly subscription (twelve 12-packs) + t-shirt

•**$50,000+:** 7% Bonus shares + 1 year monthly subscription (twelve 12-packs) + t-shirt + private virtual mixology class with the company's founder, Karl Williams ("Karl")

•**$100,000+:** 10% Bonus shares + 1 year monthly subscription (twelve 12-packs) + t-shirt + private mixology class for you and a guest with Karl and curated tour of Karl's bars. Two nights – NYC and CT

•**$500,000+:** 20% Bonus shares + 1 year monthly subscription (twelve 12-packs) + t-shirt + private mixology class for you and a guest with Karl in St. Vincent & the Grenadines

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Uncle Waithley's Beverage Company, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.37 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $737. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 2% Loyalty Bonus shares in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Uncle Waithley's Beverage Company Inc. ("Uncle Waithley's", the "Company", or "we") is an all-natural beverage company that provides a unique drinking experience. We are great for consumers who want a better for you and more interesting drinking experience than your normal soda. This is especially relevant to multicultural consumers who are passionate about the

Caribbean and its culture. We also perform really well in the alcoholic mixers category. We were developed by a master mixologist and bar owner and pair excellently with most spirits.

Business Model

The specialty beverage industry is ultimately about scale. We offer a premium product that is able to command a premium price. Our use of all-natural ingredients, most of which are organic and non-GMO drives our cost of production up. However, scaling and buying in bulk allows us to bring those costs down to profitable levels. In addition, our use as a mixer makes us popular with on-premise bars and restaurants, who are willing to accept a much higher price point than we can sell at retail. This further helps drive up the profitability of our business.

Lastly, we plan to effectively target a large and growing consumer segment that has been underserved - multicultural consumers.

Corporate Structure

The predecessor-in-interest of the company, Uncle Waithley's Beverage Company LLC was formed as a Delaware limited liability company on September 25, 2020. Uncle Waithley's Beverage Company LLC was converted into a Delaware corporation by way of a statutory conversion under the Delaware General Corporation Law, which conversion became effective on November 4, 2022.

Competitors and Industry

Competitors

Narrowly, we compete with other ginger beers. In the retail environment, this is primarily Reeds, which has a consumer-focused strategy based on taste. On-premise competitors include brands like Fever Tree and Q, which have staked a claim as being excellent mixers. In a broader sense, we compete with all sparkling specialty non-alcoholic drinks as a product someone reaches for in a cooler for an on-the-go drinking experience.

However, we believe no other ginger beer brand on the market has an authentic and relevant story like ours that connects real Caribbean authenticity with highly vetted mixology credentials. To our knowledge, no one else has our magic ingredient, Scotch Bonnet Pepper. And we believe that very few other brands have a founder as meaningful and interesting as Karl Franz Williams is to our target markets.

In other words, we don't know of any other ginger beer brands that were created by a real mixologist who has authentic Caribbean roots AND is also a classically trained and experienced beverage marketer and brand manager who is also supported by a strong team of advisors and incubated by a high profile incubator.

Industry

Since 2018, 72-74% of adults identify as specialty food consumers. Millennials rank highest in specialty food purchase likelihood (80%). Specialty Soda and Carbonated Beverages grew 9% over the last 2 years to 42% share of consumers buying the category, making it one of the largest and fastest-growing specialty beverage categories.

Source: https://www.specialtyfood.com/news/article/7-takeaways-from-sfas-todays-specialty-food-consumer-research/

Source: https://www.specialtyfood.com/news/article/millennial-specialty-food-consumers-

what-they-want/

Current Stage and Roadmap

Current Stage

Our current phase is dedicated to controlled growth and creating consumer demand. We have successfully tested our product in the market with a launch into various on-premise accounts and the Whole Foods Market (WFM) store in Harlem, New York City. Based on their confidential, internal sales data, we were informed by WFM that our sales velocity grew far beyond that of the other ginger beers sold in the store. The product has performed so well that they have expanded us to three stores in just 4 months and plan to expand us to about 16 stores (all of NYC) by October (10 months since launch). In our on-premise accounts, we have become one of their most popular products - which has moved us from just being a mixer to making our way onto their drink menus - both in cocktails and as a solo option.

Future Roadmap

We are now looking to build on this momentum and expand in a controlled way while building consumer passion for the brand. We believe we can achieve this passion through word-of-mouth - driven by PR and social media and tasting - driven by in-store demos. When we say growth in a controlled way, we mean in carefully selected retail and on-premise accounts that are aligned with our values and offer us credibility as a great all-natural product

The Team

Officers and Directors

Name: Karl Williams

Karl Williams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and CEO and sole member of the one (1) member board of directors of the Company
  Dates of Service: September, 2020 - Present
  Responsibilities: Karl founded Uncle Waithley's and currently leads and manages the company. Right now, Karl does not receive compensation from the business. However, an annual salary of $150,000 for Karl is in the business plan, and would probably look to start receiving that salary later this year (2023) or early next. As of immediately prior to the offering, Karl holds 100% of the outstanding stock of the Company.

Other business experience in the past three years:

- **Employer:** Anchor 272 LLC (dba The Anchor Spa Bar)
  Title: Founder and Manager
  Dates of Service: June, 2016 - Present
  Responsibilities: Overall management - there is an on-site management team as well. Karl spends 5 hours a week on this bar.

Other business experience in the past three years:

- **Employer:** 8th Avenue Social Club LLC (dba 67 Orange Street)
  Title: Founder and Manager
  Dates of Service: December, 2008 - Present
  Responsibilities: Overall management - there is also a management team on-site. Karl spends 5 hours a week on this bar.

Other business experience in the past three years:

- **Employer:** Good Ice Marketing, LLC
  Title: Chief Strategist
  Dates of Service: March, 2011 - December, 2021
  Responsibilities: Identifying strategic risks. Collaborating with leadership, special committees, and consultants to execute strategies. Communicating strategy effectively throughout the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to Securities and Exchange Commission (the "SEC" or the "Commission") limitations on transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It may be difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Uncle Waithley's Beverage Company was formed on September 25, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Uncle Waithley's Beverage Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Some of our current competitive advantages can be replicated by competitors
No one can exactly replicate our unique manufacturing process without us training them on it or stumbling on it accidentally. However, our unique ingredients - Scotch Bonnet Pepper and our mineral water can both be replicated in competitors' drinks. Scotch Bonnet Pepper is a common

pepper and very easy to secure, a competitor would just have to learn how to use it. Our mineral water can be reverse engineered by an experienced lab. Therefore, our ultimate success is predicated on our first mover advantage, our strategic decisions, and our success in branding, marketing, and creating word of mouth.

It is difficult to find manufacturing partners that can replicate our unique process:
There are very few co-pack or manufacturing facilities that can execute our full proprietary process. This means that we are forced to rely heavily on our existing partners with the necessary capabilities. A disruption in our relationship with or in the operations of one of these partners could impact our ability to effectively service our customers and could slow down our growth and create out of stocks. We have the opportunity to bring the most unique portions of our process in house and to produce an intermediate "concentrate" that would reduce this reliance on our current partners and expand the number of potential manufacturing relationships we can establish. But we have not contemplated or included the expense of building out this kind of operation in the plans for the use of funds raised during our current Seed round

Our supply of fresh agricultural ingredients to make our product could be affected by market conditions
Our product is made using fresh agricultural ingredients that can be affected by many factors including climate, international affairs, and yields. Therefore our ability to source these products, including ginger and our key ingredient, Scotch Bonnet Peppers, on favorable terms, in a timely manner or in quantities that we or our customers require, may be limited. Any such disruption in our access to these ingredients may adversely affect our ability to manufacture and sell our core product and, in turn, may adversely affect our results of operation and financial condition.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Karl Williams	1,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 145,183 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,086,204 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The number of shares outstanding (1,086,204) described in disclosure beneath the caption "The Company's Securities" above includes: (a) 1,000,000 shares that are outstanding and that are owned by the Company's founder; and (b) 86,204 shares that have been reserved for promised issuances as stock options to service providers.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or

its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a more valuable company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Shares issued as part of the conversion from a Delaware limited liability company into a Delaware corporation.
  Date: November 04, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue for fiscal year 2020 was $0 compared to $447 in fiscal year 2021.

Substantively, the Company did not have any revenue in 2020 or 2021 as these periods were dedicated to product development and testing. We did have some limited sales activity in November and December of 2021 through our founders' existing bars. During 2021 we pitched the concept to Whole Foods, and they agreed to bring the product in for a test in their Harlem store beginning in January of 2022. With this commitment, we began our actual launch in January of 2022. We continued to develop the product and manufacturing process throughout 2022 and in September of 2022, we established a co-packing relationship with a manufacturer that could successfully execute our process and allow us to scale.

<u>Cost of sales</u>

Cost of Sales for fiscal year 2020 was $0 compared to $19,826 in fiscal year 2021.

The cost in 2021 is entirely attributed to product testing and development and to the dedicated consulting and staffing we put towards that effort. It is also worth noting that our cost of sales will continue to be high as we expand. On one hand, we will see and have already realized improved economies of scale as we are able to purchase in bulk. This has driven down our cost of raw materials and our co-pack per case cost substantially and we expect these benefits to continue to increase. However, we will be investing in labor directly tied to driving sales in all of our channels. The associated payroll will be high relative to sales until we hit critical mass

<u>Gross margins</u>

Gross margins for fiscal year 2020 were $0 compared to $-19,379 in fiscal year 2021.

As discussed previously, we were not actively marketing or selling the product and were focused entirely on developing and testing.

<u>Expenses</u>

Expenses for fiscal year 2020 were $1570 compared to $12,430 in fiscal year 2021.

Our only expense in 2020 was the founding of the Company and the required documentation. In 2021 we invested mostly in brand development and testing. We also invested in some limited marketing to begin to create demand for our January launch.

Historical results and cash flows:

The Company is currently in the initial production stage and while revenue-generating, we are

still learning and optimizing. We have chosen to focus our business on a select group of retailers, on-premise, and on Amazon to develop an effective roadmap and model for our future national and international expansion. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have not focused on growth. We did not hire a sales team and had limited marketing efforts. But we fine-tuned our manufacturing method and learned a lot about the drivers of our business and the keys to success. We believe that these learnings will be instrumental in our future growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 30, 2023, the Company has capital resources available in the form of limited cash on hand of approximately $5,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our expansion operations, including sales, marketing, public relations, sampling, inventory, and working capital. We would be limited in our ability to expand at the rate we would like to without this capital campaign

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not entirely necessary to the viability of the Company. Our existing commitments from Whole Foods Market and other existing and potential customers would allow us to sustain our operations. However, we would not have the ability to scale rapidly and instead would have to focus on steady growth within the confines of what revenue we are able to generate from operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate albeit at a much slower growth rate than we have projected. We have already invested in product and process development and branding and identified a manufacturing partner. We can operate with minimal overhead expenses because of the relatively low cost of our occupancy leases for warehousing ($400/month) and headquarters ($150/month). Our primary expense would be our cost of goods. The balance of our expenses would include limited salaries, freight and shipping costs, and PR, sampling, and limited digital marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least 18 months with a full sales team, strong marketing campaign, and enough working capital to navigate the risks to our business. We would scale up immediately which

would mean investments in packaging inventory. By buying in bulk we improve our margins materially. We will hire additional team members to help us with our sales activities. We will also invest in scaling up our in-store merchandising efforts and investing in more frequent on-premise sampling. Our marketing efforts would include a larger and more effective spend on digital marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future series raises and a line of credit. However, future raises would be to purchase equipment, lease or purchase real estate, or to develop additional lines of business.

Indebtedness

- **Creditor:** Karl Franz Williams
  Amount Owed: $45,000.00
  Interest Rate: 1.0%

- **Creditor:** Harlem Entrepreneurial Fund
  Amount Owed: $15,000.00
  Interest Rate: 1.0%
  Maturity Date: October 30, 2027
  Secured by business assets and Founder personal guarantee

- **Creditor:** Harlem Entrepreneurial Fund
  Amount Owed: $35,000.00
  Interest Rate: 6.75%
  Maturity Date: October 30, 2027
  Secured by business assets and Founder personal guarantee

- **Creditor:** CAMBA Economic Development Corporation
  Amount Owed: $30,900.00
  Interest Rate: 10.25%
  Maturity Date: February 01, 2028
  60 months. $660.34/month.

Related Party Transactions

- **Name of Entity:** Karl Franz Williams
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Amount owed is $45,000.
  Material Terms: Interest rate is 1%, no maturity date. The $45,000 liability disclosed hereby is the same indebtedness to Karl Williams disclosed above.

Valuation

Pre-Money Valuation: $8,005,323.48

Valuation Details:

Our pre-money valuation assumes that the opportunity, total addressable market, traction, product uniqueness, and unique positioning, and our seasoned founder and team can achieve the growth and expansion goals as set out in this offering. We expound on the strategic determinations that support this valuation below:

• **We developed our product to target a large, developing, and consumer-preferred market.** The fast-growing specialty soda and carbonated beverage categories have captured 42% of consumer purchases in overall specialty beverages over the last two years. The ginger beer market alone is worth over $8 billion, projected to reach over $13.5 billion by 2030. Based on their own internal sales data, Whole Foods Market told us that our initial sales velocity grew far beyond that of the other ginger beers sold in their store. The overwhelmingly positive response we have received from consumers is rare. Our biggest competitors in the market are Reeds and Fever Tree. Both saw substantial growth in the last year which shows the opportunity in the market. We also believe that they both have major weaknesses which will allow a brand like ours to gain market share and traction. Reeds is marketing its product as a Jamaican-style ginger beer but, to our knowledge, does not have anyone of the culture in its leadership or board. Consumers see through this type of cultural appropriation. Fever Tree is entirely focused on the on-premise mixer market and is not focused on winning the many occasions when consumers are looking for a unique delicious beverage experience or a substitute for drinking alcohol. In addition, while we don't go into detail on this in our presentation, we have relationships with Columbia University and Yale University that open the door for Institutional Distribution, a channel that tends to be less affected by market dynamics.

• **We have demonstrated steadily growing traction with Whole Foods Market.** We started with one store in Jan of 2022. By June we were in three stores. In November we expanded to 12 NYC stores. Wholefoods has been delighted with the consumer response to our product and the velocity and repeat purchase. In response to our results in NYC, they have "planogrammed" us into all 54 Northeast Stores beginning this coming February 2023. This type of traction, based purely on consumer response and coupled with our limited marketing and promotional resources, is extremely rare. However, it's indicative of the true potential of this brand.

• **Our positioning as an authentic Caribbean and black-owned brand is very important to our consumers. It also creates some unique opportunities. The rise in investment and growth of black-owned spirit brands has created the opportunity for us to "tag-along" as the prominent black-owned "mixer".** Uncle Nearest, a black and woman-owned American Whiskey launched its first product in July 2017. By 2019 it was the most-awarded Bourbon and American Whiskey and maintained that crown through 2021. In October of 2022, they announced that its sales had exceeded $100 Million, and it was on track to double that in 2023.

https://www.bevnet.com/spirits/2022/uncle-nearest-premium-whiskey-crosses-100-million-sales-mark/#:~:text=Uncle%20Nearest%20Premium%20Whiskey%2C%20the,by%20the%20end%20of%20202

This success has inspired substantial investment in other black-owned spirits brands including Sorel, Ten to One Rum, and Spearhead Spirits (according to our research these brands are all venture-funded, with Sorel and Spearhead receiving funding just this year.

https://www.thespiritsbusiness.com/2021/06/sorel-liqueur-relaunches-with-uncle-nearest-backing/

https://www.crunchbase.com/organization/ten-to-one-rum/company_overview/overview_timeline

https://craftspiritsmag.com/2022/07/14/spearhead-spirits-announces-entry-into-the-u-s-market/

These brands have all embraced cocktails and mixology culture as part of their brand DNA and have looked to collaborate with mixers that they deem of equal quality. Based on our research, as of today, we are the only black-owned traditional mixer (traditional meaning Ginger Beer, Tonic, or Soda Water/Club Soda) that has gained substantial traction. This has created a unique opportunity for our brand to "ride the upsurge" of these brands with co-promotional opportunities. We have been approached by all of them for these kinds of programs – including most recently by Sorel and Spearhead to do a national bundle program.

• **The introduction of a new ingredient or a new use for an existing flavor can be a factor behind the "overnight" success of a beverage brand.** We have chosen Scotch Bonnet Pepper because it is well known within the Caribbean market and extremely popular in cooking because of its flavor and heat. But our research has shown us that no one else is using it in Beverages. This represents a big opportunity to create consumer intrigue and present new benefits.

• **Our founder, Karl's experience goes beyond just what's on paper (his resume). He is truly a seasoned entrepreneur.** He has successfully navigated his bars through the Great Recession and the Pandemic, a very difficult task for underfunded small businesses in tough and competitive areas. He has had to make the tough decision to close underperforming restaurants that he had poured his soul into. This combination of knowing how to survive tough times and when to call it quits positions him extremely well to successfully lead the growth and development of Uncle Waithley's. He also has a unique understanding of a major group of his customers – the on-premise market, because he has lived and breathed it for almost 20 years.

Conclusion

Based on our analysis of the above, we believe the pre-money valuation of $8,005,323.48 is accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,993.72 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,069,998.71, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

5.5%

- *Working Capital*
  9.5%
  We will be prepared for the unexpected. We will have sufficient capital resources to seize opportunities and solve problems as they arise

- *Inventory*
  10.0%
  While we will have a have a line of credit, we want to be able to support our inventory needs as they come up to be able to meet demand and seize opportunities.

- *Sales and Account Support Team*
  40.0%
  We will build a team to help drive growth on our three focus channels including our national retail customers, our on-premise bar and restaurant customers, and our online Amazon store.

- *In-store Tastings and Demos*
  20.0%
  Our product is unique, and our consumers need to taste it to understand how special it is. When we open new accounts, we will have a robust in-store sampling plan.

- *PR and Marketing*
  15.0%
  We believe that critical to the success of our business will be for our consumers to hear our story. We will be focused on driving word of mouth through PR and social Media marketing.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.unclewaithleys.com/ (www.unclewaithleys.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/unclewaithleys

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Uncle Waithley's Beverage Company Inc.

[See attached]

UNCLE WAITHLEY'S BEVERAGE COMPANY LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Uncle Waithley's Beverage Company LLC
New York, New York

We have reviewed the accompanying financial statements of Uncle Waithley's Beverage Company LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 31, 2022
Los Angeles, California

UNCLE WAITHLEY'S BEVERAGE COMPANY LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	5	$	-
Total current assets		**5**		**-**
Property and Equipment, net		3,044		-
Total assets	**$**	**3,049**	**$**	**-**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	7,980	$	-
Credit Cards		24		-
Shareholder Loan		5,003		-
Loan Payable		18		-
Total current liabilities		**13,025**		**-**
Total liabilities		**13,025**		**-**
MEMBERS' EQUITY				
Members' Equity		(9,976)		-
Total Members' Equity		**(9,976)**		**-**
Total Liabilities and Members' Equity	**$**	**3,049**	**$**	**-**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 447	$ -
Cost of Goods Sold	19,826	-
Gross profit	(19,379)	-
Operating expenses		
General and Administrative	10,901	1,570
Sales and Marketing	1,530	-
Total operating expenses	12,430	1,570
Operating Income/(Loss)	(31,809)	(1,570)
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(31,809)	(1,570)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (31,809)**	**$ (1,570)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Inception- September 25, 2020	**$**	**-**
Capital Contribution		1,570
Net income/(loss)		(1,570)
Balance—December 31, 2020	**$**	**-**
Capital Contribution		21,833
Net income/(loss)		(31,809)
Balance—December 31, 2021	**$**	**(9,976)**

See accompanying notes to financial statements.

UNCLE WAITHLEY'S BEVERAGE COMPANY LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(31,809)	$	(1,570)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		761		-
Changes in operating assets and liabilities:				
Accounts Payable		7,980		-
Credit Cards		24		-
Net cash provided/(used) by operating activities		**(23,043)**		**(1,570)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(3,806)		-
Net cash provided/(used) in investing activities		**(3,806)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		21,833		1,570
Borrowing on Shareholder Loans		5,003		-
Borrowing on Shareholder Loans		18		-
Net cash provided/(used) by financing activities		**26,854**		**1,570**
Change in cash		5		-
Cash—beginning of year		-		-
Cash—end of year	**$**	**5**	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Uncle Waithley's Beverage Company LLC was formed on September 25, 2020, in the state of Delaware. The financial statements of Uncle Waithley's Beverage Company LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Uncle Waithley's Beverage Company was founded in 2020 with a mission to bring all-natural, expertly crafted Caribbean inspired beverages. We were founded by Karl Franz Williams, a nationally recognized mixologist and bar owner. Uncle Waithley's Vincy Brew – an all-natural fresh ingredient ginger beer enhanced with turmeric, lime, mineral water and our most unique ingredient, Scotch Bonnet Pepper. We use a vintage fermentation and brewing process that is unique in the industry and makes our ginger beer unlike any other.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its crafted beverage.

Cost of sales

Costs of goods sold include the cost of supplies& materials, printing costs and packaging.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $1,530 and $0, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 31, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Equipment	$ 3,806	$ -
Property and Equipment, at Cost	**3,806**	**-**
Accumulated depreciation	(761)	-
Property and Equipment, Net	**$ 3,044**	**$ -**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $761 and $0, respectively.

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021	
Member's name	**Ownership percentage**
Karl Franz Williams	100.0%
TOTAL	**100.0%**

5. DEBT

Owner Loans

During 2021, the company borrowed money from the founder the CEO, Karl Franz Williams. The details of the loans from the owners are as follows:

					For the Year Ended December 2021			For the Year Ended December 2020		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Karl Franz Williams	$ 5,003	0.00%	Fiscal Year 2021	No set maturity	5,003	-	$ 5,003	$ -	$ -	-
Total					$ 5,003	$ -	$ 5,003	$ -	$ -	$ -

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Promissory Notes & Loans

During 2021, the Company received the loan from Monica Freeman-Greene. The details of the loan and the terms are as follows:

				For the Year Ended December 2021			For the Year Ended December 2020		
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Monica Freeman-Greene	$ 18	0.00%	Not set	$ 18	$ -	$ 18			
Total				$ 18	$ -	$ 18	$ -	$ -	$ -

6. RELATED PARTY

In 2021, the Company borrowed money from the founder and CEO, Karl Franz Williams, in the amount of $5,003. The loan bears no interest rate and has no set maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance is $5,003 and $0.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

On September 26, 2020, the Company entered into a commercial sublease agreement with 8th Avenue Social Club LLC to rent real property located in New York. The term (the "Term") of this Sublease commences on September 26, 2020, and ends on September 26, 2023. The rent for the Subleased Premises is $150.00 per month. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	$ 1,800
2023	1,350
2024	-
2025	-
Thereafter	-
Total future minimum operating lease payments	**$ 3,150**

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through October 31, 2022, which is the date the financial statements were available to be issued.

The Company is in process of finalizing two loan agreements with Harlem Entrepreneur Fund (HEF) in the aggregate amount of $50,000.

The Company is in the process of conversion from an LLC to a C-Corp.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $31,809, an operating cash flow loss of $23,043, and liquid assets in cash of $5, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Uncle Waithley's Beverage Company is not live or open to the public at this moment.

INVEST IN UNCLE WAITHLEY'S BEVERAGE COMPANY TODAY!

Innovative Ginger Beer with Authentic Caribbean Roots

Uncle Waithley's Beverage Company is bringing our delicious, all-natural Caribbean Ginger Beer recipe to consumers across the New York Tri-State area and beyond through expandin...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


UNCLE
WAITHLEY'S
"Vincy" Brew

$0.00 Raised

REASONS TO INVEST

Since our launch last year, our brand and positioning have hit the mark for worldly (multicultural and mainstream) consumers, turning us into a top seller in our retail partners. We have expanding relationships with Whole Foods, Boisson, and 35+ retail establishments across the Tri-State Area. We also recently became international, securing a distributor for the founder's homeland of St. Vincent and the Grenadines.

The fast-growing specialty soda and carbonated beverage categories have captured 42% of consumer purchases in overall specialty beverages over the last two years. The ginger beer market alone is worth over $8 billion, projected to reach over $13.5 billion by 2030.*

As far as we know, we are the only Ginger Beer company incorporating fresh Scotch Bonnet Pepper into our recipe, a flavorful hot pepper that is particularly enticing to consumers. We have also developed an innovative process for making our ginger beer that is unique in the industry.

*Information from Verified Market Research (Source)

Invest Now
$7.37 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$250.58	$8.01M

THE PITCH

We developed a small-batch Ginger Beer recipe using an innovative process that draws from our team's strong Caribbean roots. We are a Black-owned company using fresh, all-natural ingredients and the bold flavor of Scotch Bonnet Pepper to create a uniquely delicious beverage. With customer enthusiasm, demonstrated traction, seasoned leadership, and expanding partnerships, we are poised to elevate the craft cocktail and beverage experiences for new and established consumers of the category.

OVERVIEW

Brewing a Better Ginger Beer Inspired by Our Caribbean Roots



A small batch Ginger Beer company leveraging a Vintage Fermentation process
We personally inspect every knob of ginger, root of turmeric, and scotch bonnet pepper that passes through our kitchen

Caribbean consumers ARE multicultural consumers. There are six official languages of the Caribbean including English, Dutch, French, and Spanish, and multiple races, including Black, White, Arab, Asian, Indigenous, and mixed race.

According to our research, we are the only Black and Caribbean-owned ginger beer on the market. We GET our product AND our consumers. Authenticity guides everything we do from our recipe, packaging, and brand identity to our marketing.

Our founder, the nationally renowned mixologist, restauranteur and bar proprietor Karl Franz Williams developed our ginger beer from a family recipe inspired by his grandfather, Uncle Waithley. Uncle Waithley was an extraordinary man and longtime ginger farmer, beloved by his family and community. Living to 100 years old, his passion for his trade and health inspired him to make his own ginger beer.

Combining Karl's more than 17 years of experience developing and running multiple successful bars and restaurants and his leadership in the brand management, marketing, and innovation departments at Pepsi and Procter & Gamble, we are well-positioned to bring this unique ginger beer experience to lovers of flavor everywhere.



THE PROBLEM & OUR SOLUTION

Mixologist-Perfected Authentic Caribbean Flavors


The Ginger Beer category lacks high-quality, diaspora-inspired brands, leaving consumers with products without a true connection to and understanding of the Caribbean culture many attempt to emulate
LEGACY & TRADITIONAL
Well-known within the Caribbean community but not culturally-owned
MASS MARKET
General Market targeted with little cultural relevance
NICHE HEALTH
Low sugar and healthier natural ingredients but founders not from Caribbean
MIXOLOGY
Focused almost exclusively with winning with bartenders and on-premise

While the Ginger Beer category is gaining popularity amongst consumers, it lacks a high-quality brand with an authentic worldly origin story. As a result, consumers must choose between products with no significant roots in Caribbean culture, lower quality, high sugar products without natural ingredients, or products lacking unique recipes.

A Winning Formula

	Uncle Waithley's	Legacy	Mass	Health	Mixology
Authentic	★	★			
Credible	★	★	★	★	★
All Natural	★		★	★	
Unique	★			★	★
Delicious	★				★

What truly sets us apart is our innovative process. We grind and press Peruvian Organic ginger in a method unique to the industry, and then age our ginger beer using our Vintage Fermentation process for richness and maturation. We balance the added sugar with fresh-squeezed lime juice, turmeric, and mineral water infused with natural salts to enhance our flavor.

The star of the show is the **Scotch Bonnet Pepper**. As far as we know, we are the only brand on the market using this ingredient. Prized throughout the Caribbean and Africa for its unique taste, this pepper adds flavor AND bite to our ginger beer.



THE MARKET & OUR TRACTION

Rapid Growth in an Expanding Niche Market

Consumers are drawn to ginger-based beverages for their long-established health benefits. "Ginger has staring potential for treating a number of ailments including degenerative disorders (arthritis and rheumatism), digestive health (indigestion, constipation, and ulcer), cardiovascular disorders (atherosclerosis and hypertension), vomiting, diabetes mellitus, and cancer. It also has anti-inflammatory and anti-oxidative properties for controlling the process of aging. Furthermore, it has antimicrobial potential as well which can help in treating infectious diseases" (Source).

As of 2018, 72-74% of adults identify as specialty food consumers (Source). Specialty Soda and Carbonated Beverages grew 9% over the last two years to gain 42% of consumer purchases (Source). Ginger Beer is a major contributor to this trend – Reeds Inc., the largest Ginger Beer company, increased its revenue by 19% this year to $49.6 million (Source).


20,000+ Bottles Sold Since Launch!
BOTTLES
8,000
6,000
4,000
2,000
0
Q4 '21
Q1 '22
Q2 '22
Q3 '22
Q4 '22

Since our launch in January of this year, we've opened 40+ accounts across New York, New Jersey, and Connecticut and sold 21,000+ bottles. We successfully launched in Harlem's Whole Foods Market and are now in the process of expanding to all 16 Whole Foods locations in New York City. Additionally, we were one of five initial companies selected for Caminus Ventures, a business accelerator promoting Black-owned businesses in the Food & Beverage industry.

Our customers love us!


bellinharlem It's definitely top notch 🔥👍❤️
bikesnmotors I'm a self-proclaimed ginger al aficionado and in loving this hint of scotch bonnet at the end flavor!!!
djmarcsmooth Top notch Goodness 🔥🔥🔥👏👏👏
mylesl16 Thanks so much - I think I was your first customer. Woo hoo!
footnotesfaulkner Tried my first one this week - my favorite ginger beer yet! Delicious! 🤩
ivophil L-E-T M-E T-E-L-L y'all!!!!! #unclewaithley's is the truth!!!!!
loversofnow The best ginger beer in the land!
candygirlagent MORE COCKTAIL RECIPES FOR MY UNCLE W'S PLEASE!!!!! What spirit is best with it??? Rum? Vodka? Tequila? Cachaca?

The above testimonials may not be representative of the opinions or the experiences of other customers and is not a guarantee of future performance or success.

WHY INVEST

Bringing Authenticity and Innovation to the Ginger Beer Market


Staying true to our roots helps us win the hearts of both multicultural and general market consumers

The bottom line is, we get it. We are of the culture and know how to authentically represent it. Our launch at the Harlem Whole Foods proves this, as we quickly became one of the top ginger beers in the store, vastly outselling our competitors.

As we grow, we plan to launch exciting new flavors, grow our team, and invest in marketing to communities that are passionate about the Caribbean, and who will appreciate the realness of our brand. With experienced leadership, an outstanding product, and strong partnerships, we are ready for major growth.



ABOUT

HEADQUARTERS

2082 Frederick Douglass Blvd
New York, NY 10026

VALUATION

$8.01M

Uncle Waithley's Beverage Company is bringing our delicious, all-natural Caribbean Ginger Beer recipe to consumers across the New York Tri-State area and beyond through expanding partnerships with industry-leading retailers like Whole Foods, Boisson, and more.

TEAM



Karl Williams
Founder, Board Director and CEO

Karl Franz graduated from Yale University with a degree in electrical engineering, eventually shifting his electricity to hospitality where he is now a nationally recognized restaurateur. He began his career as a corporate marketer for the likes of Procter and Gamble and Pepsi, which helped him hone his skills as an expert at branding. His stint in corporate was well recognized; he won key industry awards (both a Reggie and an Effie award) and has also been honored as one of FOX Business's Young Guns, by Black Enterprise Magazine, and was the Wallpaper* City Guide New York Insider for 2012.

A passion that started in conversation while working on an innovation project at Pepsi, ultimately led Karl to pursue opening cocktail lounges, eventually hitting his own mark and style, inspired by lost stories of African American culinary history and culture. In 2008, Karl opened 67 Orange Street (named after the last known address of Almack's Dance Hall the Iconic NYC Bar from the 1840s where tap dance was created). In May of 2021, 67 Orange received its highest recognition yet, when it was listed on Esquire Magazine's list of the 27 Best Bars in America.

Karl's family hails from the stunning Caribbean Island of St. Vincent. With the desire to celebrate this heritage and the Caribbean's great spirit – RUM, Karl then opened Solomon & Kuff's Rum Hall – a five thousand square foot pan-Caribbean restaurant, rum bar, and lounge – located in the Manhattanville Factory District of West Harlem.

In July 2016, Karl re-imagined the iconic New Haven Anchor Bar and Restaurant. Specializing in craft cocktails, the menu is pan-Caribbean. The New Haven Chamber of Commerce has recognized the Anchor for its creative concoctions and awarded the kitchen teams its Best Savory Dish Award.

With his captivating and charismatic approach, Karl is a sought-after speaker and presenter, particularly in the areas of mixology, craft bartending, and small business. He has been quoted in numerous articles in publications ranging from the Wall Street Journal, Crain's, and NPR, to SevenFifty Daily, Eater, Time-Out, Thrillist, and Wine Enthusiast. He has been featured by T-Mobile, FreePour, and the Spirits Network and at the Harlem Eat Up Festival, Tales of the Cocktail, Miami Food & Wine, and Charleston Food & Wine amongst others.

Karl is a proud resident of Harlem, NYC, and a founding member of Harlem Park to Park, a neighborhood merchant association formed to help more local businesses succeed. He is also a board member of the NYC Hospitality Alliance, serves as an advisor and faculty member to the Beverage Alcohol Resource 5 – Day (the leading spirits sommelier style course), and he is a Commissioner of the Town Green Special Assessment District in New Haven, CT. He is also a member of Alpha Phi Alpha Fraternity, Inc

In 2021, Karl launched Uncle Waithley's Vincy Brew – a small batch, all-natural ginger beer with Scotch Bonnet Pepper. Only a few months since launch, it can already be found at Whole Foods Market and at select craft cocktail bars and restaurants throughout NYC.

Karl works full-time for Uncle Waithleys Beverage Company as CEO while also spending approximately 5 hours per week with his other companies The Anchor Spa Bar and 67 Orange Street.



Michael McConnell
Director of Marketing + Culture

Michael McConnell is a brand consultant, community builder, and wellness advocate who has helped launch everything from tech start-ups to orchestrating community meditation groups. He is a multi-dimensional creative, community leader and father of three who blends his love for marketing and wellness. Michael began his career as an intern for Sean "Diddy " Combs, where he learned the true meaning of entrepreneurship. Michael went on to create his own brand marketing and consultancy firm securing some of the largest names in business as clients. Michaels's agency, The Rebel Camp helps start-ups and large corporations connect authentically to their desired consumers and provides multi-media services.

The Rebel Camp has worked with Real Estate, Wellness, Non-profit tech, and Beverage based brands. In 2009 he was co-recipient of the "Big Apple" awards by the International Events Society. Michael also helped raise nearly $30 Million dollars for charity, through his hand in launching the successful fundraising program, Text to Pledge®. Michael is again at the forefront of innovation and is a founding board member for EquityCoin, a securities token focused on building affordable homes for homeless families. He has also taken on he role of head of culture and marketing director for Uncle Waithley's Vincy brew.

Michael has worked in tandem with The New York Department of Education and lives a life dedicated to uplifting his community.

Michael is also a master community builder and outspoken advocate for mental health and wellness. He has dedicated his life to ensuring that people of color get the tools necessary to live full and healthy lives. Michael has been featured in Afrotech, Business insider and Black Enterprise.

He has worked with Microsoft, Healthline, LVMH, Rockstar Games, Text-To-Pledge, Sprite, and more. Michael enjoys his country home in Georgia, three exceptional children, and serving his community.



Monica Freeman-Greene
VP People & Operations/Partner

Monica Freeman-Greene is an innovative and creative HR and Business Operations partner with a proven track record of managing projects and teams. Monica began her HR career in 2005 after graduating from Temple University, working with organizations such as Unisys and inVentiv Health (now Syneos Health) where she gained a breadth of experience with her diverse roles in industries such as healthcare, information technology and advertising/communications. Throughout her HR career, she became a sought-after HR Business Partner with her ability to navigate through complex situations such as leadership changes, large scale staff reorganizations, creating simplified HR and operational processes, and increasing employee engagement.

In 2015 she began working with the Karl Franz Bar & Restaurant Group, which includes the Cocktail Bars 67 Orange Street in Harlem, NY and The Anchor Spa in New Haven, CT. Her focus is on creating streamlined processes in the areas of Onboarding, Training & Development, Payroll, Financial Management, Event Planning and Daily Operational Procedures.

In 2021, Monica partnered with Karl Williams on launching Uncle Waithley's Beverage Company and currently serves as the VP, Organizational Design where she drives strategies and designs solutions to optimize organizational structure and effectiveness.

TERMS

Uncle Waithley's Beverage Company

Overview

PRICE PER SHARE
$7.37

VALUATION
$8.01M

DEADLINE
Invalid Date

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$250.58

OFFERING TYPE
Equity

MAX INVESTMENT
$499,995.54

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
1,356

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
145,183

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	**Uncle Waithley's Beverage Company Inc.**
Corporate Address	**2082 Frederick Douglass Blvd, New York, NY 10026**
Offering Minimum	**$9,993.72**
Offering Maximum	**$1,069,998.71**
Minimum Investment Amount (per investor)	**$250.58**

Terms

Offering Type	**Equity**
Security Name	**Common Stock**
Minimum Number of Shares Offered	**1,356**
Maximum Number of Shares Offered	**145,183**
Price per Share	**$7.37**

Pre-Money Valuation : $8,005,323.48

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Based

• Previous Indiegogo Investors get 2% bonus shares

• Any of our advisors get 2% bonus shares

Time Based:

• **Early Bird Bonus:** Invest within the first week and receive 10% bonus

Amount Based:

• **$250+:** Gift certificate 4 pack + t-shirt

• **$500+:** Gift certificate 12 pack + t-shirt

• **$1000+:** 3 month subscription (three 12-packs) + t-shirt

• **$2500+:** 6 month subscription (six 12-packs) + t-shirt

• **$5000+:** 1 year monthly subscription (twelve 12-packs) + t-shirt

•**$10,000+:** 3% Bonus shares + 1 year monthly subscription (twelve 12-packs) + t-shirt

•**$25,000+:** 5% Bonus shares + 1 year monthly subscription (twelve 12-packs) + t-shirt

•**$50,000+:** 7% Bonus shares + 1 year monthly subscription (twelve 12-packs) + t-shirt + private virtual mixology class with the company's founder, Karl Williams ("Karl")

•**$100,000+:** 10% Bonus shares + 1 year monthly subscription (twelve 12-packs) + t-shirt + private mixology class for you and a guest with Karl and curated tour of Karl's bars. Two nights – NYC and CT

•**$500,000+:** 20% Bonus shares + 1 year monthly subscription (twelve 12-packs) + t-shirt + private mixology class for you and a guest with Karl in St. Vincent & the Grenadines

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Uncle Waithley's Beverage Company, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.37 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $737. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 2% Loyalty Bonus shares in addition to the aforementioned bonus.

PRESS

CBS TV Sunday Morning Show

Mocktails for Dry January

View Article

BevNet Elevator Talk

Elevator Talk Episode 70: Tepetán, Sommarøy, Uncle Waithley's Vincy Brew, JAS, Cheeky Cocktails

View Article

SmartBrief

5 food and beverage trends to watch for 2023

View Article

Food & Beverage Magazine

Introducing Uncle Waithley's Vincy Brew Ginger Beer with Scotch Bonnet

View Article

Delish

We Predict These Will Be The Biggest Food Trends Of 2023

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Vibe: Party/gathering friends/fun

INT apartment

WS - friends at a gathering

CU - passing a bottle

CU - bottles clinking

CU - Valerie taking a sip

Camera pans through party to:

MS - Bernie in the fridge. Looks to the camera

Bernie: We Bussin a lime!

L3: Bussin a lime = Hanging with friends

Cut to : fade out

Ext street, 67 Orange

Karl walks past the camera and down the street.

L3: Karl's title

Karl - VO

The Idea for Uncle Waithley's Vincy Brew came to me back in 2015.

Karl enters 67 Orange.

Karl - VO

As a proud Caribbean man and nationally recognized mixologist, I know a good ginger beer and there just wasn't anything on the market that tasted fresh, was made with real natural ingredients, could credibly represent the Caribbean, and could be enjoyed as a unique fun refreshing and healthy beverage on its own or in a cocktail.

Broll

Karl behind the bar shaking a cocktail

Karl - VO

My team and I got busy working on a solution, and with extensive iteration and development, Uncle Waithley's was born.

Broll

Karl with UW and Team jump in frame

Karl - VO

It took us developing and mastering a vintage fermentation and manufacturing method that is completely unique to the industry.

Broll

crushing the ginger

Lime juice

Karl - VO

And our research has shown that we are the ONLY Ginger Beer on the market today that uses Scotch Bonnet Pepper which is prized throughout the Caribbean for its heat and flavor.

Broll

adding the peppers,

the labels etc

Int 67 Orange

Karl sits at the bar

KARL:

We chose the name Uncle Waithley's to pay homage to my grandfather, an extraordinary man and longtime ginger farmer. He lived to be one hundred years old and lived his whole life on St. Vincent, the island where my family is from. He was beloved by his community and his family and I know that he would be so proud to have his name on this bottle.

Broll

Drone/footage of islands

pic of grandfather

Int 67 Orange

MONICA sits at the bar

L3: Monica's title

MONICA:

Whats exciting to me, is that non-alcoholic ginger beer is a huge market. The fast-growing

specialty soda and carbonated beverage categories have captured 42% of consumer purchases in overall specialty beverages over the last two years. The ginger beer market alone is worth over $8 billion and it is projected to reach over $13.5 billion by 2030. Those are numbers I like to hear!

Broll/graphics

Monica on her laptop working hard

Financial stats float across the screen

Int 67 Orange

Karl sits at the bar

Karl:

In January of 2022, we launched in Whole Foods Harlem. In the eleven months since we have expanded to 12 Whole Foods stores, other industry leading retailers, Amazon online, and we have a growing on-premise account network that consists of 40+ bars and restaurants. To date we have sold over 21,000 bottles.

Broll

inserts of Whole Foods Logo

Karl standing next to the display with the team during a sampling activation.

Karl :

So we've gotten the green light to expand to all fifty Whole Foods locations in the Northeast in the first quarter of 2023. We have a world class distribution partner in Dora's Naturals and, I'm very excited about this, we are partnering with Vintages Bequia to bring Uncle Waithley's home to the island of St. Vincent!

Graphics

Bottles of UW spreading across a map of North EastInsert

logos (Uncle Waithley's, Dora's Natural's, Vintages Bequia) float across the screen

Int 67 Orange

Mike sits at the bar

L3: Mikes title

MIKE:

We have a great team and we are having fun collaborating with young content creators to bring our "lime" everywhere. We are proudly Black and Caribbean owned and we understand the

culture because we are FROM the culture. Maybe that's whats making us a top-seller in our accounts!

Broll

Karl, Mike, and Monica sitting together and toast.

Uncle Waithley's on Instagram.

Mike behind the bar pops open a bottle of UW and pours it over ice

KARL:

This isn't my first rodeo. I spent 10 years in Brand management and Innovation for Procter and Gamble and Pepsi, before I started opening bars and restaurants.

Karl in corporate

67 Orange/ Anchor Spa storefront

Karl - VO

And, did I mention that I'm a nationally recognized mixologist?!

Broll

Karl making a cocktail behind the bar

MONICA

Yeah... you did...

Cut to:

KARL (square to camera):

As you've heard, we're growing and this is your chance to join us... Invest now and you could be a part of this movement to bring culture, freshness, and a unique flavor to the ginger beer category.

Broll

UW bottle pulls out to KARL smiling and walking.

L3: Uncle Waithley's – Elevate your cocktail or Enjoy Solo!

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